UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Amendments to Ordinary Share Purchase Agreement and Recent Transactions

On June 13, 2025, TNL Mediagene and Tumim Stone Capital LLC (“Tumim”) entered into the First Amendment and the Second Amendment (the “Amendments”) to the ordinary share purchase agreement for an equity line of credit, dated November 25, 2024, by and between TNL Mediagene and Tumim (the “Tumim ELOC SPA”). Pursuant to the Amendments, TNL Mediagene and Tumim removed the requirement under the Tumim ELOC SPA that the closing sale price of TNL Mediagene’s ordinary shares, par value $0.0001 per share (“TNL Mediagene Ordinary Shares”) on the date TNL Mediagene delivers any purchase notice under the Tumim ELOC SPA must be at least $1.00 per share.

The foregoing description of the Amendments is not complete and is qualified in its entirety by reference to the full text of the Amendments, a copy of which is filed herewith as Exhibit 99.1 and 99.2 and is incorporated herein by reference.

On June 13, 2025, we sent a purchase notice requesting Tumim to purchase 440,000 TNL Mediagene Ordinary Shares under the Tumim ELOC SPA, as amended by the Amendments, which we expect to issue to Tumim on or around June 20, 2025 for an aggregate consideration to be calculated based on a purchase price based on the lowest volume weighted average trading price of TNL Mediagene Ordinary Shares during the three consecutive trading days immediately following the applicable purchase notice date. Prior to the purchase notice sent on June 13, 2025, TNL Mediagene has received gross proceeds of $386,269.52 from its issuance and sale of 560,000 TNL Mediagene Ordinary Shares (exclusive of the issuance the Tumim Commitment Shares) to Tumim at a purchase price of $0.71 per share.

Exhibit No.	Description of Exhibits
99.1	First Amendment to Ordinary Share Purchase Agreement, dated as of June 13, 2025, by and between TNL Mediagene and Tumim Stone Capital LLC
99.2	Second Amendment to Ordinary Share Purchase Agreement, dated as of June 13, 2025, by and between TNL Mediagene and Tumim Stone Capital LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: June 16, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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